Exhibit 1

Appendix A

The name, business address, present principal occupation and citizenship of each of the Board Members, required by Item 2(a)-(c) and (f), is as follows:

Name	Business Address	Present Principal Occupation	Citizenship
Jean-Pierre Berghmans	c/o Lhoist Group, Rue Charles Dubois 28, BE - 1342 Limelette, Belgium	Director	Belgian
Elisabeth van der Vaeren	c/o Lhoist Group, Rue Charles Dubois 28, BE - 1342 Limelette, Belgium	Director	Belgian
Pascal Rakovsky	Rue Robert Stümper 7, L-2557 Luxembourg	Director	French
René Beltjens	Rue Robert Stümper 7, L-2557 Luxembourg	Director	Belgian